Exhibit 12


Taubman Centers, Inc.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands, except ratios)


                                                         Twelve Months Ended December 31
                                                         -------------------------------
                                                              1998            1997
                                                              ----            ----

Net Earnings from Continuing Operations (1)               $ 70,403        $ 28,662


Add back:
    Fixed charges                                          139,556
    Amortization of previously capitalized interest (2)      2,335

  Deduct:
    Capitalized interest (2)                               (19,254)
                                                         ---------        --------

 Earnings Available for Fixed Charges and Preferred
     Stock Dividends                                     $ 193,040        $ 28,662
                                                         =========        ========

Fixed Charges
  Interest expense                                       $  75,809
  Capitalized interest                                      18,192
  Interest portion of rent expense                           6,383
  Proportionate share of Unconsolidated Joint
     Ventures' fixed charges                                39,172
                                                         ---------
  Total Fixed Charges                                    $ 139,556
                                                         ---------

Series A Preferred Stock Dividends                          16,600           4,058
                                                        ----------        --------

  Total Fixed Charges and Preferred Stock Dividends     $  156,156        $  4,058
                                                        ==========        ========

Ratio of Earnings to Fixed Charges and Preferred
     Stock Dividends                                           1.2             7.1


(1) On September 30, 1998, the Company obtained a majority and controlling interest in TRG, as a result of the GMPT Exchange. Upon obtaining this controlling interest,the Company consolidated the accounts of TRG for 1998. The Company previously accounted for its investment in TRG under the equity method. The Company does not have, and has not had, any parent company outstanding indebtedness. Prior to October, 1997, the Company had no preferred stock.

(2) Amounts include TRG's pro rata share of capitalized interest and amortization of previously capitalized interest.